               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.       )

                    CARSON PIRIE SCOTT & CO.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        145 903 100
                       (CUSIP Number)

                   Glen J. Cocchiola, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       March 6, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

                           SCHEDULE 13D

CUSIP No.   145 903 100

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


__________________
                  |    7.   SOLE VOTING POWER            --
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          956,095
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       --
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      956,095


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  956,095


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.8%


14.  TYPE OF REPORTING PERSON*                             CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   SECURITY AND ISSUER.
          This Amendment No. 3 to Statement on Schedule 13D is filed with respect to Carson Pirie Scott & Co. (the "Issuer"), which has its principal executive offices at 331 West Wisconsin Avenue, Milwaukee, Wisconsin 53203, telephone number (414) 347-4141. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock"). This Statement is filed by Intermarket Corp. ("Intermarket").

Item 2.   IDENTITY AND BACKGROUND.
          Intermarket is a Delaware corporation, having its principal place of business 667 Madison Avenue, New York, New
York 10021. Intermarket's principal business is providing investment management services to corporations and it acts as general partner of investment partnerships.
          The executive officers of Intermarket are Lionel Goldfrank, III, President; Ian MacKenzie, Vice President; Thomas
P. Borger, Vice President; and David B. Forer, Vice President.
Each has as his business address, the address of Intermarket.
Each has as his principal occupation or employment, the position with Intermarket listed above. The executive officers of Intermarket constitute of all of its shareholders and no shareholder has absolute control.
          No other person is directly or indirectly in control of Intermarket.
          Neither Intermarket nor any person named in this Item
2. has during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          Neither Intermarket nor any such person was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          All of the persons identified in response to this Item
2. are citizens of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Shares of the common stock were acquired by certain corporations and partnerships to which Intermarket provides investment management services pursuant to the Issuer's Plan of Reorganization by the exchange of participations in Bank Debt having an aggregate face value of $26,775,474. The Certificates for these shares of Common Stock bear an issuance date of October 29, 1993. Subsequent purchases were made from the available cash of advised entities.

Item 4.   PURPOSE OF TRANSACTION.
          The Bank Debt exchanged had been acquired by such corporations and partnerships as an investment and the Common
Stock received in exchange is held as an investment. Subsequently, certain of the corporations and partnerships have sold or purchased shares of Common Stock as market conditions have appeared favorable.
          The holders of the Common Stock reserve the right to sell additional shares of the Common Stock or to purchase additional shares of the Common Stock but they have no present plans to do so.
          Intermarket has no plan or proposals which relate to the actions by the Issuer set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          Intermarket provides investment management services to corporations and acts as general partner of investment limited partnerships. None of these corporations or partnerships hold or beneficially own in excess of 5% of the Common Stock of the
Issuer. As of the date of this Amendment No. 3, such corpora-tions or partnerships hold in the aggregate 956,095 shares of the Issuer's Common Stock or 5.8% of the outstanding shares based upon 16,364,800 shares outstanding. As a result of Intermarket's investment management services to these entities, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders.
               Intermarket has had no transaction in the securities of the Issuer, and none of the entities for which it provides investment management services to has had transactions in the securities of the Issuer in the last sixty (60) days except for the following sales:
          Date                Amount              Price
          ____                ______              _____
          3/6/96              75,000              21.000
          3/13/96             45,000              21.375
          3/14/96             50,000              21.375

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.
          None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              INTERMARKET CORP.





Dated: March 14, 1996          By:   IAN MAC KENZIE
                                  ________________________
                                    Ian MacKenzie, Vice President